

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 21, 2017

Shao-Ning Johnny Chou
Chief Executive Officer
BEST Inc.
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People's Republic of China

  **Re: BEST Inc.**
    **Registration Statement on Form F-1**
    **Filed June 26, 2017**
    **File No. 333-218959**

Dear Mr. Chou:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Best Platform, page 1

1. Please refer to the diagram on page 2. Please revise to balance the revenue discussion with a presentation of your net losses over the same time frame. Please also revise to add balancing language that there is no guarantee that comparable CAGR metrics will be achieved in the future.

2.  With respect to BEST Inc., we note that you have provided the 2014-2016 revenue CAGR.  Please provide the 2012-2016 CAGR for this, as you have done with respect to Best Supply Chain, Best Express and Best Freight.  With respect to Best Store+, we note that you have disclosed the year-on-year membership store growth in Q1 2017.  Please provide disclosure from when you launched Best Store+ in 2015.

Our Corporate Structure, page 6

3.  Please consider adding an additional diagram which discloses your corporate structure after the offering to include detailing the relative ownership and voting power of your Class A, Class B and Class C ordinary shares.

Risk Factors, page 18

Our corporate actions are significantly influenced by our principal shareholders, page 40

4.  Please revise to disclose the aggregate voting power percentage held by each of the listed principal shareholders due to their ownership of your Class B and Class C ordinary shares.

Use of Proceeds, page 63

5.  We note your disclosure in the third paragraph that you "plan to use the net proceeds [you] will receive from this offering for general corporate purposes in line with [your] strategies."  Please revise to more specifically identify and quantify the principal intended uses of the net proceeds.  Refer to Item 3.C.1 of Form 20-F.

Capitalization, page 65

6.  Please tell us and disclose here how you determined the ratio of conversion of ordinary shares in to Class A, Class B and Class C ordinary shares.

Selected Financial Data, page 76

7.  We note your disclosure here that you have not included selected consolidated financial data as of and for the years ended December 31, 2012 and 2013, as such information is not available on a basis that is consistent with the consolidated financial data included in this prospectus and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.  Please tell us the specific facts and circumstances preventing you from presenting this information and the specific exception on which you are relying in omitting this information.  In this regard, it does not appear that you qualify for the exception outlined in Item 301(c) and have not elected the exception in Item 301(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

General

8.  Please revise your comparative discussion to include the financial impact of each event affecting period to period changes.  For example, you describe the increase in quarter over quarter Supply Chain Management revenue as "mainly attributable to the increase in the number of orders fulfilled as a result of the addition of new large customers and increased business volume of existing customers resulting from ramp-up of certain projects and our continued service enhancements" but do not provide the quantifiable impact of each.  Please comply with the above for all periods presented.

Liquidity and Capital Resources, page 100

Operating Activities, page 102

9.  Please revise your comparative discussion to address material changes in the underlying drivers of changes in cash flows.  Your current narrative describes items identified on the face of the statement of cash flows, but does not provide the in-depth analysis necessary to provide the investor with an understanding of the your cash flows and the indicative value of historical cash flows.  Refer to the guidance in section IV – Liquidity and Capital Resources of FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies and Significant Judgments and Estimates, page 109

Goodwill, page 114

10. We note your disclosure here that your goodwill impairment analysis in 2015 yielded a full impairment charge in your "Others" reporting unit, but no impairment charge in your "Express" or "Freight" reporting units.  We also note that the qualitative portion of your 2016 impairment test concluded that it was not more-likely-than-not that the fair values of the "Express" and "Freight" reporting units were less than their respective carrying amounts, and therefore no quantitative test was performed and no impairment charge taken.  Given your continued gross losses in both of these reporting units and continued negative operating cash flow position, please explain to us how you determined goodwill was not impaired in 2015 and how a quantitative test was unnecessary in 2016 in these reporting units.

Business, page 129

Disrupting through innovation, page 133

11. Please refer to the third paragraph. Please revise to balance the revenue CAGR discussion with a presentation of your net losses over the same time frame.

Management, page 179

12. We note that a number of your directors appear to have certain affiliations with Alibaba or certain of its affiliates. Please revise this section to discuss any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or senior manager was selected as a director or member of senior management. Refer to Item 6.A.5 of Form 20-F.

Compensation of Directors and Executive Officers, page 185

13. Please advise whether you have disclosed or are required to disclose in your home country the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.

Principal and Selling Shareholders, page 188

14. Please revise to identify the natural or legal person or persons who control the shares held by the CR Entities, IDG-Accel China Capital and Cainiao Smart Logistics Investment Limited, or advise. Refer to Item 7.A.3 of Form 20-F.

Taxation, page 220

15. Please refer to the first paragraph. Please revise the first sentence to clarify that the tax summary discusses all material Cayman Islands, People's Republic of China and U.S. federal income tax consequences. In this regard, please delete the language that this is a "general" summary.

16. Please refer to the first paragraph. We note your disclosure that this "discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser." Investors are entitled to rely on the opinions as expressed. Please revise to remove this inappropriate limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

People's Republic of China Taxation, page 220

17. A general description of PRC taxation does not satisfy the requirement to provide an opinion on the material PRC tax consequences. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. Please have counsel revise this section to address and express a conclusion for each material PRC tax consequence. Counsel should clearly identify each material PRC tax consequence being opined upon, set forth counsel's opinion as to each identified tax item, and set forth the basis for such opinion. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. If there is a lack of authority directly addressing the PRC tax consequence, conflicting authority or significant doubt about the PRC tax consequence, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. If such opinions are given, counsel should explain why it cannot give a "will" opinion and should describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin No. 19. Please have counsel revise this section throughout accordingly.

Consolidated Balance Sheets, page F-3

18. We note your presentation in Note 17 of related party transactions and balances. Please revise the face of your financial statements to separately present related party items. Refer to the guidance in Rule 4-08(k) of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Inventory, page F-20

19. Please revise your disclosure to state your policy regarding excess and obsolete inventory.

Express delivery services, page F-23

20. We note your reference to franchise arrangements and that there are no continuing fees beyond the initial non-refundable franchise fee. Please clarify for us the nature of these agreements, including the terms and any continuing obligations. Also tell us if this type of arrangement that will be entered into as part of your plan to significantly expand your BEST Store network.

Note 12 – Redeemable Convertible Preferred Shares, page F-37

21. Please reconcile the difference between the fair value of the new Series F preferred shares issuance and the carrying value of the original Series D preferred shares of RMB296,677 as presented in the narrative on page F-44 and $283,670 as presented in the table on page F-45.

<u>Unaudited Consolidated Balance Sheets as of March 31, 2017, page F-66</u>

22. Please tell us how the pro forma shareholders' equity amounts were calculated.

23. As a related matter, please revise the pro forma equity presentation to include a description of pro forma ordinary shares outstanding by class.

<u>Exhibit 99.2</u>

24. Please refer to qualification (d) on page 6.  We note counsel's qualification that the "Opinion is given for use only by the Company but not for the use by any other person or for any other purposes.  We accept no responsibility or legal liability to any person (other than the addressee of this Opinion) in relation to the contents of this Opinion even if this Opinion has been used by such person with the consent of our firm."  Please have counsel revise this qualification to carve out the PRC tax consequences opinion.  Investors in this offering are entitled to rely on that opinion as expressed.  Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters.  Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc:     Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP